Exhibit 99.1

Belite Bio Announces Availability of Annual Report on Form 20-F

Through Company Website

SAN DIEGO, March 17, 2025- Belite Bio, Inc (NASDAQ: BLTE), a San Diego based clinical stage biopharmaceutical drug development company, today announced that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on March 17, 2025, is available through its website (https://www.belitebio.com). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to Nasdaq Listing Rule 5250(d)(1)(C).

About Belite Bio

Belite Bio is a clinical-stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases that have significant unmet medical need, such as Stargardt disease type 1 (STGD1) and Geographic Atrophy (GA) in advanced dry age-related macular degeneration (AMD), in addition to specific metabolic diseases. Belite’s lead candidate, Tinlarebant, an oral therapy intended to reduce the accumulation of toxins in the eye, is currently being evaluated in a Phase 3 study (DRAGON) and a Phase 2/3 study (DRAGON II) in adolescent STGD1 subjects and a Phase 3 study (PHOENIX) in subjects with GA. For more information, follow us on Twitter, Instagram, LinkedIn, Facebook or visit us at www.belitebio.com

Media and Investor Relations Contact:

Jennifer Wu

ir@belitebio.com

Julie Fallon

belite@argotpartners.com